SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number: 001-14431

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Golden State Water Company Investment Incentive Program

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Golden State Water Company

Investment Incentive Program

Financial Statements and
Supplemental Schedules

As of December 31, 2009 and 2008 and
for the Year Ended December 31, 2009

Golden State Water Company
Investment Incentive Program

Note:   All schedules other than those listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Golden State Water Company Investment Incentive Program Administrative Committee

San Dimas, California

We have audited the accompanying statements of net assets available for Plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2009 and 2008, and the changes in net assets available for Plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2009 and assets (held at end of year) as of December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Costa Mesa, California
June 29, 2010

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2009	2008
Assets

Investments, at fair value	$60,948,300	$48,802,395

Contributions receivable:
Employee	117,198	95,985
Employer	111,753	134,522
Total contributions receivable	228,951	230,507

Net assets available for plan benefits, at fair value	61,177,251	49,032,902

Adjustment from fair value to contract value for interest in common and collective trust investment funds relating to fully benefit-responsive investment contracts	302,250	711,629

Net assets available for plan benefits	$61,479,501	$49,744,531

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31,	2009

Additions:
Contributions:
Employee	$3,364,258
Employee rollovers	68,394
Employer	1,800,330

Total contributions	5,232,982

Net investment income:
Net appreciation in fair value of investments	7,136,668
Interest and dividends	1,529,918

Total net investment income	8,666,586

Total net additions	13,899,568

Deductions:
Benefits paid to participants	2,192,315
Decrease in reserve for defaulted participant loans	(34,629)
Administrative and other expenses	6,912

Total deductions	2,164,598

Net increase	11,734,970

Net assets available for plan benefits
Beginning of year	49,744,531

End of year	$61,479,501

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description

The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Golden State Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,370,930 and $2,301,999 as of December 31, 2009 and 2008, respectively. Such net assets as of December 31, 2009 and 2008 are participant directed investments.

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company and ASWC’s other wholly-owned subsidiaries, Chaparral City Water Company and American States Utility Services, Inc. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

Plan Administration

The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator” or “Committee”), which is appointed by the Company’s Board of Directors. Through June 30, 2008, Wells Fargo Bank provided the record keeping services and served as the Plan’s appointed trustee. Effective July 1, 2008, the Plan’s trustee was replaced with New York Life Trust Company (“Trustee”).

Plan Amendments

During 2008, the Plan was amended and changed, among other things: (i) to add a Roth feature, (ii) to provide for automatic enrollment, and (iii) to increase the maximum deferral to 50% of compensation (subject to federal maximums). Effective January 1, 2009, the Plan was restated to incorporate previous amendments. There were no changes to the Plan as a result of the restated Plan documents.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)

Eligibility

Any employee in participating business units who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.  Participating business units include Golden State Water Company, Chaparral City Water Company, corporate employees of American States Utility Services (“ASUS”), and exempt employees of ASUS’ subsidiaries.  Non-exempt employees of ASUS’ subsidiaries are covered under a separate program.

Eligible employees meeting the service requirements are auto-enrolled in the Plan at an employee contribution rate of three percent.  This will generate a dollar for dollar employer matching contribution.  Employees are given the option to elect additional contributions, to decline contributions all together, or to remain at three percent.  Furthermore, employees are requested to select the funds into which their contribution will be deposited.  The default fund for employees making no elections is the appropriate T. Rowe Price Asset Allocation Fund, based on the employee’s expected retirement date.

Contributions

Subject to statutory limits, eligible employees can contribute an amount between 1% and 50% of compensation (up to 20% prior to July 1, 2008), as defined in the Plan document and amendments. In 2009, the maximum allowable pre-tax deferral was $16,500, with additional “catch-up” deferrals of up to $5,500. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.

The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. If the matching contribution is to any fund other than the ASWC Common Stock Fund, the match is made in cash.  If the matching contribution is made to the ASWC Common Stock Fund, it is made in cash and ASWC Common Stock, since the stock fund is unitized.  All investments are participant directed.

Employees may elect to contribute to the Plan in the traditional pre-tax manner, or contribute post-tax dollars to the Roth portion of the Plan.  Contributions may be split between Roth and traditional pre-tax, but the matching provisions of the Plan relating to amount of contributions and Company matching contributions will apply to the total.

Rollover contributions from qualified plans are permitted.

Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

1.	Plan Description (Continued)

Distribution of Benefits

Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the distribution value date, as defined in the Plan document. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the distribution value date, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of their account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59 1/2 to meet a financial hardship, as defined in the Plan document. Otherwise, withdrawals are permitted only after termination of employment or upon death or total disability.

A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of participant’s PAYSOP account attributable to shares of Company Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (i.e. loan processing fee) directly relating to a participant’s account are specifically deducted from the specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at the Prime Rate plus one percent. The interest rates on loans outstanding as of December 31, 2009 ranged from 4.25% to 9.25% and mature on various dates through 2018. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due.

Management determines the collectibility of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made. As of December 31, 2009 and 2008, there were a total of $4,028 and $38,657, respectively, in participant loans deemed to be uncollectible.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan’s investment in the ASWC Common Stock Fund amounted to $23,428,535 and $22,252,918 as of December 31, 2009 and 2008, respectively. Such investments represented approximately 38% and 45% of the Plan’s total net assets as of December 31, 2009 and 2008, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2009 Form 10-K and the March 31, 2010 Form 10-Q of ASWC filed with the Securities and Exchange Commission.

The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and the ASWC Common Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.

The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The New York Life Insurance Anchor Account I Stable Value Fund, a fully benefit-responsive investment contract, is stated at fair value and then adjusted to contract value in accordance with accounting guidance for reporting of fully benefit-responsive contracts held by certain investment companies and defined-contribution health and welfare and pension plans. As described in the guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as an additional line item showing the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2009, administrative expenses borne by the Plan and by the Company were insignificant.

Subsequent Events

The Company’s policy is to evaluate all events or transactions that occur from the year end date through the date of the issuance of the Plan’s financial statements. The Company has evaluated subsequent events through the date the Company issued these financial statements.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance on Fair Value Measurements. This guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, expands disclosures about fair value measurements and was to be effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed the effective date of this guidance for certain nonfinancial assets and liabilities until January 1, 2009. The adoption of this guidance did not have any impact on the Plan’s net assets available for Plan benefits and changes in net assets available for Plan benefits, but did result in enhanced disclosures regarding major categories of equity and debt securities for the fair value hierarchy table. See Note 6.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

In April 2009, the FASB issued accounting guidance relating to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This accounting standard provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. It also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of guidance on fair value measurements and disclosures. The new accounting guidance was adopted by the Plan during its fiscal year ended December 31, 2009 and did not have a material impact on the Plan’s financial statements. Additional disclosures will be required in 2010.

In June 2009, the FASB issued guidance on the codification of generally accepted accounting principles (“GAAP”). This guidance was effective for the Company beginning in the third quarter of 2009. The FASB Accounting Standards Codification became the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification superseded all then-existing accounting and reporting standards, other than rules and interpretative releases issued by the SEC. The adoption of the new guidance did not have any impact on the Company’s financial statements.

In September 2009, the FASB issued accounting guidance on investments in certain equities that calculate net asset value per share and amends previous guidance on fair value measurements and disclosures. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of the new guidance using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of existing guidance on investment companies as of the reporting entity’s measurement date. The amendments also require disclosures regarding the attributes of investments within the scope of this new accounting guidance, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded capital commitments, and the investment strategies of the investees. The disclosures are required (by major category) for all investments within the scope of the new accounting guidance regardless of whether the fair value of the investment is measured using the practical expedient. The amended guidance is effective for interim and annual periods ending after December 15, 2009. The new accounting guidance was adopted by the Plan during its fiscal year ended December 31, 2009 and did not have a material impact on the Plan’s financial statements. Additional disclosures will be required in 2010.

3.	Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may direct the investment of employer matching contributions. The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Golden State Water Company
Investment Incentive Program

Notes to Financial Statements

4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets available for Plan benefits:

December 31,	2009		2008

Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Common Stock Fund, 636,965 and 652,863 units, respectively	$23,428,535		$22,252,918
Registered Investment Companies:
Victory Special Value (A) Fund, 323,657 and 307,564 units, respectively	4,385,547		3,152,528
PIMCO Total Return Fund, 468,030 and 387,363 units, respectively	5,054,725		3,927,863
American Funds Growth Fund of America (R4), 123,072 and 107,723 units, respectively	3,336,482		2,188,932
MainStay S&P 500 Index Fund (I), 178,364 and 157,708 units, respectively	4,578,616		3,261,402
Others (less than 5%)	11,526,396		6,965,879
	28,881,766		19,496,604

	52,310,301		41,749,522
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
Golden State Stable Value Fund	5,998,075	*	4,592,558	*
	5,998,075		4,592,558

Investments at Cost, Which Approximates Fair Value
Participant loans (less than 5%)	2,639,924		2,460,315
Total Investments	$60,948,300		$48,802,395

* As stated in Note 2 above, the stable value fund, which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Plan Benefits, with a corresponding adjustment to reflect contract value. The estimated fair value of this fund as of December 31, 2009 and 2008, was $5,998,075 and $4,592,558, respectively. The contract value of the fund as of December 31, 2009 and 2008, which is a component of net assets available for Plan benefits, totaled $6,300,325 and $5,304,187, respectively.  During 2009 and 2008, this fund yielded approximately 2.9% and 1%, respectively.

During 2009, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by a net $7,136,668 as follows:

Net Change in Fair Value:	2009
Investments at Fair Value as Determined by Quoted Market Price:
American States Water Company Common Stock Fund	$1,700,113
Registered Investment Companies	5,436,555
Net appreciation in fair value of investments	$7,136,668

Golden State Water Company

Investment Incentive Program

Notes to Financial Statements

5.              Investment Contracts

Effective July 1, 2008, the Plan has the Golden State Stable Value Fund (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the New York Life Insurance Company Anchor Account I Stable Value Fund, a collective trust fund sponsored by New York Life. The fair value of the Fund is based on the underlying unit value reported in the New York Life Insurance Company Anchor Account I Stable Value Fund, which totaled $3,659,950,634 and $3,097,138,954 as of December 31, 2009 and 2008, respectively.

6.              Fair Value Measurements

Effective January 1, 2008, the Plan adopted accounting guidance for fair value measurements for financial assets and liabilities measured on a recurring basis.   This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2009 and 2008. As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measured and Recorded at
	December 31, 2009 Using:
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$22,554,931	$—	$—	$22,554,931
MainStay Cash Reserves Fund I	873,604	—	—	873,604

Registered Investment Companies:
U.S. Equity Funds	16,447,525	—	—	16,447,525
International Equity Funds	2,140,055	—	—	2,140,055
Balance Funds	5,239,461	—	—	5,239,461
Bond Funds	5,054,725	—	—	5,054,725

Common and Collective Trusts Investment Funds	—	5,998,075	—	5,998,075

Participant Loans	—	2,639,924	—	2,639,924

Total Investments Measured at Fair Value	$52,310,301	$8,637,999	$—	$60,948,300

Golden State Water Company

Investment Incentive Program

Notes to Financial Statements

6.              Fair Value Measurements (Continued)

	Fair Value Measured and Recorded at
	December 31, 2008 Using:
	Level 1	Level 2	Level 3	Total

American States Water Company Common Stock Fund:
Common Stock	$21,531,422	$—	$—	$21,531,422
MainStay Cash Reserves Fund I	721,496	—	—	721,496

Registered Investment Companies:
U.S. Equity Funds	11,481,439	—	—	11,481,439
International Equity Funds	1,179,602	—	—	1,179,602
Balance Funds	2,907,700	—	—	2,907,700
Bond Funds	3,927,863	—	—	3,927,863

Common and Collective Trusts Investment Funds	—	4,592,558	—	4,592,558

Participant Loans	—	2,460,315	—	2,460,315

Total Investments Measured at Fair Value	$41,749,522	$7,052,873	$—	$48,802,395

The categorization of debt and equity securities is classified on the basis of the nature and risk of the investment.  The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund and money market funds, mutual funds, and equity securities included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in common and collective trusts for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common and collective trusts, these investment assets have been classified as Level 2. Participant loans are also classified as Level 2 since the loans are issued at prevailing market rates. There are no plan liabilities recorded at fair value at December 31, 2009 or 2008.

7.              Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor (“DOL”) regulations. Fees paid to the Trustee for the year ended December 31, 2009 were insignificant.

Golden State Water Company

Investment Incentive Program

Notes to Financial Statements

8.              Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by DOL Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. Late remittances amounted to $1,146 and the lost earnings amounted to $145, as calculated in accordance with the DOL’s Voluntary Fiduciary Corrective Program (“VFC”). The Company remitted the lost earnings to the participant accounts in July 2009.  In December 2009, the Department of Labor’s Employee Benefits Security Administration (“EBSA”) informed the Company that, because the Company had taken corrective action consistent with the requirements of the VFC program, EBSA would not take any civil enforcement action against the Company with respect to this breach.

9.              Tax Status

The Internal Revenue Service issued a favorable determination letter dated January 15, 2003 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through October 9, 2001. The Plan has been amended and restated effective January 1, 2009 and the restated document has been submitted to the Internal Revenue Service, for determination. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009 and 2008 and for the year ended December 31, 2009.

10.       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

11.       Reconciliation of Financial Statements to Form 5500

Investments

The following is a reconciliation of investments at fair value per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Investments in common and collective trust investment funds at fair value per the financial statements	$5,998,075	$4,592,558
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	302,250	711,629
Investments in common and collective trust investment funds at contract value per Form 5500	$6,300,325	$5,304,187

Golden State Water Company
Investment Incentive Program

Form 5500 — Schedule H — Line 4a —

Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2009

EIN:  95-1243678
Plan Number: 005

(a)(b) Relationship to the Plan, employer or the party-in-interest	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Deferral or principal amount	(e) Origination Date	(f) Payment date	(g) Period in days

* Employer	Inadvertent untimely remittances of employee contributions	$740	10/25/2007	06/23/2009	607

* Employer	Inadvertent untimely remittances of employee contributions	$203	01/05/2007	06/23/2009	900

* Employer	Inadvertent untimely remittances of employee contributions	$203	01/19/2007	06/23/2009	886

*              Represents a party-in-interest as defined by ERISA.

Golden State Water Company
Investment Incentive Program

Form 5500 — Schedule H — Line 4i —

Schedule of Assets (Held at End of Year) as of December 31, 2009

EIN:  95-1243678
Plan Number: 005

(a)(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Cost	(e) Current Value
Investments at Fair Value as Determined by Quoted Market Prices:
Common Stock:
* American States Water Company	American States Water Company (“ASWC”) Common Stock Fund:
	MainStay Cash Reserves Fund I	**	$873,604
	American States Water Company Common Stock	**	22,554,931
			23,428,535
Registered Investment Companies:
Oakmark	Oakmark Equity & Income Fund (I)	**	1,324,729
Victory	Victory Special Value (A) Fund	**	4,385,547
PIMCO	PIMCO Total Return Fund (Admin)	**	5,054,725
Dodge & Cox	Dodge & Cox Stock Fund	**	2,598,027
American Funds	Growth Fund of America (R4)	**	3,336,482
Royce Premier	Financial Intermediary Fund	**	1,548,853
Thornburg International	Thornburg Intl Value Fund (R5)	**	2,140,054
MainStay	S&P Index Fund	**	4,578,616
T. Rowe Price	Retirement Income Fund	**	94,371
T. Rowe Price	Retirement 2005 Fund	**	53,272
T. Rowe Price	Retirement 2010 Fund	**	172,816
T. Rowe Price	Retirement 2015 Fund	**	495,301
T. Rowe Price	Retirement 2020 Fund	**	724,966
T. Rowe Price	Retirement 2025 Fund	**	856,221
T. Rowe Price	Retirement 2030 Fund	**	598,622
T. Rowe Price	Retirement 2035 Fund	**	462,317
T. Rowe Price	Retirement 2040 Fund	**	148,212
T. Rowe Price	Retirement 2045 Fund	**	258,616
T. Rowe Price	Retirement 2050 Fund	**	46,669
T. Rowe Price	Retirement 2055 Fund	**	3,350
			28,881,766

			52,310,301
Investments at Estimated Fair Value:
Common/Collective Trusts Investment Funds:
*Golden State Stable Value Fund	NYL Insurance Anchor Account I Stable Value Fund	**	5,998,075
			5,998,075
* Participant loans	Loan with maturities through 2018, interest rates ranging from 4.25% to 9.25%	**	2,639,924
Total investments			$60,948,300

*                    Represents a party-in-interest as defined by ERISA.

**             The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Plan Administrative Committee

By: /s/ MCCLELLAN HARRIS
McClellan Harris III
Member - Investment Incentive Plan Administrative Committee

By: /s/ DENISE L. KRUGER
Denise L. Kruger
Member - Investment Incentive Plan Administrative Committee

By: /s/ JAMES B. GALLAGHER
James B. Gallagher
Member - Investment Incentive Plan Administrative Committee

By: /s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Plan Administrative Committee

By: /s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Plan Administrative Committee

Dated: June 29, 2010